

May 17, 2013

<u>Via Facsimile</u>
Alessandro Sodi
Chief Executive Officer
Diligent Board Member Services, Inc.
39 West 37th Street, 8th Floor
New York, NY 10018

      Re: **Diligent Board Member Services, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 18, 2013
               Form 10-K/A for the Fiscal Year Ended December 31, 2012
               Filed April 30, 2013
               Form 10-Q for the Quarterly Period Ended March 31, 2013
               Filed May 10, 2013
               Form 8-K Filed February 21, 2013
               File No. 000-53205

Dear Mr. Sodi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that your Form 8-K furnished on January 18, 2013, and your Form 10-Q for the quarterly period ended March 31, 2013, indicate that you have issued securities in transactions that may not have complied with applicable laws. Further, on page 21 of the referenced Form 10-Q, you state that you had discussions in this regard with the relevant New Zealand regulatory authorities. Please provide information regarding these potential instances of non-compliance.

For example, please provide the following information:

- The date you became aware that these securities transactions may not have complied with applicable registration requirements;

- A timeline detailing the significant internal and external steps you have taken to address the potential violations;

- The country and, if applicable, U.S state of residence of the affected purchasers, and the amount of their respective issuances; and

- What steps you are currently taking to resolve any potential regulatory actions, or civil claims by affected shareholders.

Or, tell us why this information is not required to be provided.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

2.   You have checked the smaller reporting company and accelerated filer boxes. The corresponding instruction states that only one box should be checked. Please explain why you have checked both boxes. We note that your Form 10-Q for the quarterly period ended March 31, 2013 identifies you as an accelerated filer.

Item 1A. Risk Factors, page 7

3.   Your software platform appears to be exclusively available through the Apple iPad device. Please tell us what consideration you gave to including a risk factor disclosing your reliance on distributing your software exclusively through this device and its associated operating system, and any potential risks to investors.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 35

4.   We note on page 50 that your preferred shareholders are entitled to cumulative dividends and that in your Consolidated Statements of Income you do not present a line item for net income attributable to common shareholders. Please tell us your consideration for the guidance in SAB Topic 6.B by presenting net income attributable to common shareholders on the face of your Consolidated Statements of Income.

3) Significant accounting policies

Revenue recognition, page 41

5.   We note that your revenue arrangements appear to include multiple elements, specifically a hosting component, subscription for access to the software, set-up and training ("installation"), and other services including support, data migration and data security/backup. We further note that on page 31 of the Form 10-K for the fiscal year ended December 31, 2009, you indicated that the new guidance for multiple-element arrangements (i.e., ASU No. 2009-13) was not expected to have a material impact on the consolidated financial statements. Your revenue recognition policy states that revenue from the Boardbooks service agreements is recorded ratably over the contract period, which is generally 12 months, and that installation fees are also recorded ratably over the contract period. Please clarify the following to help us further understand your consideration of ASU No. 2009-13:

   •   Your policy appears to suggest that the elements in the Boardbooks service arrangements are recognized as a single unit of accounting. Please confirm if our understanding is correct. Also, when you refer to "Boardbooks service agreements," clarify whether this includes 1) the hosting and subscription components only or 2) hosting, subscription and other services (support, data migration and data security/backup). Additionally, please confirm whether any of your services, including installation, have standalone value pursuant to ASC 605-25-25-5. In this regard, tell us whether these services are sold separately either by you or a third party.

   •   If the installation services do not have standalone value, tell us what consideration was given to analogizing to the guidance in footnote 39 of SAB Topic 13.A.3.f. In this regard, the revenue recognition period for up-front fees should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial contract term and the customer continues to benefit from payment of the up-front fee. Please discuss your consideration of this guidance.

14) Redeemable Preferred Stock, page 50

6.   We note the "Issuance of PIK shares" line item in your table related to the carrying value of your preferred shares includes the same amount for each year presented. Please provide us with your calculation of this amount and your consideration for the computation of the cumulative dividends on a compounded basis as noted in paragraph C.1.1 of your Amended and Restated Certificate of Incorporation in Exhibit 99.2 of your 8-K filed on March 13, 2009.

Index to Exhibits, page 65

7.   On page 12, you state that interruptions or delays in service from your data center hosting facility could impair the delivery of your services and harm your business. However, you do not appear to have filed this agreement as an exhibit. We also note that you have not filed your software licensing and capital lease agreements. Please tell us what consideration you gave to filing such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended December 31, 2012

Recent Sales of Unregistered Securities, page 2

8.   You state that you believe that the issuance of shares to your executive officers and directors qualified for the exemption from registration provided by Section 4(2) of the Securities Act, but that you have not been able to identify an exemption from registration for the issuance of common stock to employees and consultants. Your statement appears to assume that the offers and sales made during that period are divisible, and may be retroactively evaluated into distinct transactions. Please tell us why you believe that this approach is consistent with the Securities Act.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Condensed Consolidated Financial Statements (Unaudited)

Note 8) Subsequent Events

CEO Substitute Remuneration Package, page 11

9.   We note the details of the incentive compensation package that is intended to replace the equity awards held by the Chief Executive Officer that will be cancelled. We also note your disclosure of the cumulative compensation expense related to the replacement awards that was disclosed in the Form 8-K filed April 16, 2013 which you estimated at the time to be $6.3 million to be recognized over the duration of the five year service periods for the awards. Please provide us with details on how you will account for the replacement awards, including how the additional compensation expense will be determined, and the accounting literature relied on.

Item 4. Controls and Procedures, page 21

10.   You state that during the second quarter of fiscal 2013, you have begun to implement remedial measures and other actions approved by your board of directors. Outline the timeline for the remediation and any associated material costs.

11.   You disclose that you were not timely in reporting your fourth quarter 2012 earnings. We also note that in prior correspondence and telephone conversations you indicated that you would add appropriate risk factor disclosures related to your failure to timely file certain periodic reports. Please consider including a separately captioned risk factor, disclosing to investors that you have failed to file current and periodic reports in a timely manner and the consequences thereof.

Part II – Other Information

Item 1. Legal Proceedings, page 21

12.   Please expand your disclosure in this section to include the name of the New Zealand regulatory agencies with whom you have had discussions, and the respective dates on which those discussions commenced. Refer to Item 103 of Regulation S-K.

Item 1A. Risk Factors

We are subject to New Zealand financial reporting…, page 21

13.   Explain the consequences of Holtz Rubenstein Reminck LLP, your former audit firm, and Deloitte Touche LLP, your current audit firm, not being registered audit firms in New Zealand for purposes of the Auditor Regulation Act of 2011. In this regard, we understand from news reports that NZX Regulation may have declined to provide you a waiver from its listing rules. Further, explain why this noncompliance does not impact your controls and procedures.

Form 8-K Filed February 21, 2013

Exhibit 99.1

14.   You state that your board of directors does not consider it necessary for you to restate your financial statements based on the advice received from your advisors and auditors. Please provide us with the details that provided the basis for this conclusion, or tell us why this information is not required to be provided. Please supplementally identify the accounting firm that provided the report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief